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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. : 1)*

TALEO CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
87424N104
(CUSIP Number)
January 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	1	of	8 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael P. Tierney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

N/A

	5	SOLE VOTING POWER:

NUMBER OF		2,126,391 (2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000 (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,126,391 (2)

WITH:	8	SHARED DISPOSITIVE POWER:

10,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,136,391 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.60% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on 22,253,127 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2006 (1,873,811 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

(2)	Includes (i) 10,000 shares held by Nikita Group Retirement Plan and Trust, of which Mr. Tierney is a 50% owner, (ii) 2,754 shares held individually, and (iii) 2,123,637 shares held by Seneca.

CUSIP No.	Page	2	of	8 pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Seneca Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,123,637

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,123,637

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,123,637

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.54% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Based on 22,253,127 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2006 (1,873,811 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

CUSIP No.	Page	3	of	8 pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	PGNT Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,123,637

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,123,637

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,123,637

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.54% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Based on 22,253,127 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at December 31, 2006 (1,873,811 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

Item 1(a) Name of Issuer:
Taleo Corporation (“Taleo”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
4140 Dublin Boulevard, Suite 400
Dublin, California 94568
Item 2(a) Name of Person Filing:
This Amendment No. 1 to Schedule 13G is being filed on behalf of Seneca Investments LLC (“Seneca”), PGNT Management LLC (“PGNT”) and Michael P. Tierney (collectively, the “Filing Parties”).
Item 2(b) Address of Principal Business Office or, if None, Residence:
The address of each of the Filing Parties is 45 Rockefeller Plaza, Suite 2000, New York, New York 10111.
Item 2(c) Citizenship:
Mr. Tierney is a citizen of the United States. All other Filing Parties are organized under the laws of the State of Delaware.
Item 2(d) Title of Class of Securities:
Class A Common Stock
Item 2(e) CUSIP Number:
87424N104

Item 3. If this statement is filed pursuant to §§240.13(d)-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
See Item 9 of cover page. Mr. Tierney is the chief executive officer of Seneca and is the majority owner of PGNT, the majority owner of Seneca. Accordingly, Mr. Tierney may be deemed to have voting and dispositive power and beneficially own the shares held of record by Seneca. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Amendment No. 1 to Schedule 13G shall not be construed as an admission that Mr. Tierney or any other Filing Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.
(b) Percent of class:
See Item 11 of cover page.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
See Item 5 of cover page.

(ii)	Shared power to vote or to direct the vote
See Item 6 of cover page.
(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of cover page.
(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of cover page.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ú
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2007

SENECA INVESTMENTS LLC

By:	/s/ Michael P. Tierney

Michael P. Tierney
Chief Executive Officer

PGNT MANAGEMENT LLC

By:	/s/ Michael P. Tierney

Michael P. Tierney
Chief Executive Officer

/s/ Michael P. Tierney

Michael P. Tierney